THE LIFE INSURANCE COMPANY OF VIRGINIA
                    GUARANTEED MINIMUM INCOME BENEFIT RIDER
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This rider provides for a guaranteed minimum income benefit which is coordinated with lifetime income plans found in the Optional Payment Plans section of the policy. The Guaranteed Minimum Income Benefit will be the greater of:

        o The applicable monthly income factor multiplied by the Account Value on the date of annuitization, divided by 1000; or
        o The applicable monthly income factor multiplied by the Guaranteed Minimum Annuitization Proceeds, divided by 1000.

On the Guaranteed Minimum Income Benefit election dates shown on the policy data pages, the Owner may surrender the policy and apply the Guaranteed Minimum Annuitization Proceeds to a Fixed Income Option. Monthly income factors are the monthly payment rates provided in the plans titled Life Income With Period Certain and Joint Life and Survivor Income found in the policy under the Optional Payment Plans section. Upon surrender of the policy and annuitization of the Guaranteed Minimum Annuitization Proceeds, the Company will provide an income under the payment plan selected. Any payment plan selected will be subject to the rules specified in the policy.

The Guaranteed Minimum Annuitization Proceeds will be adjusted by partial surrenders taken before or at the time of surrender. The benefits provided by this rider cannot be assigned.

When This Rider Is Effective

This rider is effective on the policy date, unless another date is shown on the policy data pages. The rider will remain in effect while this policy is in force and before income payments begin, or until the policy anniversary following the date of receipt of your request to terminate the rider. If we receive the request to terminate this rider within 30 days following a policy anniversary, we will terminate the rider as of that policy anniversary. If a Guaranteed Minimum Death Benefit Rider is in effect, a request to terminate either rider will be treated as a request to terminate both riders.

Guaranteed Minimum Annuitization Proceeds

On the policy date, the Guaranteed Minimum Annuitization Proceeds are equal to the premiums paid. At the end of each valuation period after such date, the Guaranteed Minimum Annuitization Proceeds equal the lesser of:

        o The total of all premiums received, multiplied by two, adjusted for any partial surrenders made prior to or during the valuation period; or
        o The Guaranteed Minimum Annuitization Proceeds at the end of the preceding valuation period, increased as specified below, plus any additional premiums paid during the current valuation period adjusted for any partial surrenders made during the current valuation period.

The adjustment for partial surrenders is described on the policy data pages.

The amount of increase for the valuation period will be calculated by applying a factor to the Guaranteed Minimum Annuitization Proceeds at the end of the preceding valuation period. Until the anniversary on which the Annuitant attains age 80, the factor is determined for each valuation period at the annual rate specified on the policy data pages. With respect to amounts invested in certain Investment Subdivisions shown on the policy data pages, the increase factor will be calculated as the lesser of:

        o The Net Investment Factor of the Investment Subdivision for the valuation period, minus one; or
        o A factor for the valuation period equivalent to the annual rate specified on the policy data pages.

With respect to amounts invested in the Guarantee Account, if it applies, the increase factor for each such amount will be calculated as the lesser of:

        o A factor for the valuation period equivalent to the annual rate that applies to such amount; or
        o A factor for the valuation period equivalent to the annual rate specified on the policy data pages.


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On the policy anniversary at which the Annuitant attains age 80, the Guaranteed
Minimum Annuitization Proceeds will stop increasing and the factor for all subsequent valuation periods will be zero. Guaranteed Minimum Annuitization Proceeds will continue to be adjusted for subsequent premium payments and partial surrenders. Charges for the coverage will continue to be deducted while the rider is in effect.

The following paragraph is added to the Account Value Benefits section of the policy:

If the Guarantee Account applies and if the Account Value in the Separate Account is insufficient to cover the Annual Income Benefit Charge, then the deduction will be made first from the Account Value in the Separate Account. The excess of the charges over the Account Value in the Separate Account will then be deducted from the Account Value in the Guarantee Account. Deductions from the Guarantee Account will be taken from the amounts which have been in the Guarantee Account for the longest period of time.

The following provision is added to the Account Value Benefits section of the policy:

Annual Income Benefit Charge

There will be a charge made for each policy year that the rider is in effect for the coverage available under its terms. This charge is made in arrears at the beginning of each policy year after the first against the Account Value allocated to the Separate Account. The amount of this charge is shown on the policy data pages and is applied to the average Guaranteed Minimum Annuitization Proceeds during the previous year. We reserve the right to charge a prorata portion of the annual charge at surrender.

For The Life Insurance Company of Virginia,

                                              /s/ Pamela S. Schutz
                                              --------------------
                                              Pamela S. Schutz
                                              President